Exhibit 2.6

SUBORDINATED GUARANTEE

December 23, 2002

     For value received, Converium AG and Converium Holding AG, corporations incorporated under Swiss law, having their registered offices at General Guisan-Quai 26, 8002 Zurich, Switzerland, and Baarerstrasse 8, 6300 Zug, Switzerland, respectively (herein called the “Guarantors”, which term includes any successor Person under the Indenture referred to in the Note upon which this Subordinated Guarantee is endorsed), jointly and severally, irrevocably and unconditionally agree, subject to the limitations set forth in this Subordinated Guarantee, to pay in full on a subordinated basis to the Holders of Notes from time to time, whether such rights under this Subordinated Guarantee are asserted by the Trustee or directly by any such Holder (without duplication of amounts theretofore paid by the Issuer or a Guarantor (including without duplication of amounts theretofore paid under the Subordinated Guarantee)), if, as and when due, regardless of any defense, right of setoff or counterclaim that the Guarantors may have or assert (other than the defense of payment having been made):

(i) any due and payable Interest Payments (including Arrears of Interest) required to be paid on the Notes in accordance with their terms;

(ii) the Redemption Price required to be paid for each Note called for redemption, plus an amount equal to accrued interest, if any, for the then-current Interest Period accrued on a daily basis to the Redemption Date, Arrears of Interest, if any, interest on Arrears of Interest, if any, and all other amounts outstanding thereon; and

(iii) upon maturity of the Notes or a dissolution, winding up or liquidation or bankruptcy or similar proceeding of the Issuer, the aggregate Principal Amount of the Notes, plus any accrued interest at the stated rate for the then-current Interest Period, through the date of payment, Arrears or Interest, if any, interest on Arrears of Interest, if any, and all other amounts outstanding thereon (collectively, the “Guarantee Payments”).

     All Guarantee Payments shall include interest accrued on such Guarantee Payments, at a rate per annum equal to the stated Interest Rate of the Notes, since the date of the claim asserted under this Subordinated Guarantee relating to such Guarantee Payments through the date of payment of or the date full payment is offered on such claim.

     The Guarantors’ obligations to make any of the Guarantee Payments may be satisfied by direct payment of the required amounts by the Guarantors to the Holders or by causing the Issuer to pay such amounts to the Holders. In addition, the Guarantors’ obligations to make the payments described above will exist regardless of any defense, right of set-off or counter claim that the Issuer may have or assert (other than payment). Any Optional Interest Deferral Payment shall not give rise to an obligation of any Guarantor to pay the amount deferred before Arrears of Interest become due and payable.

     The Subordinated Guarantees will rank equally and ratably without any preference with each other. In the event of a liquidation, winding up or dissolution or bankruptcy or similar proceeding of either of the Guarantors, or any other similar proceedings affecting either of the Guarantors or their assets, the claims of Holders to payments under the Subordinated Guarantee is subordinated to, and subject in right of payment to, the prior payment in full of all Senior Creditors of such Guarantor and will rank equally with the holders of such Guarantor’s existing or future unsecured, subordinated obligations that are expressed to rank equally with the Subordinated Guarantee and any other parity securities of such Guarantor then outstanding and in priority to such Guarantor’s creditors that are within the Group and to all holders of such Guarantor’s share capital and to all holders of the Guarantors’ existing or future securities or obligations that are expressed to rank junior as to payments to the Subordinated Guarantee.

     The following are “Senior Creditors” in respect of the Subordinated Guarantee:

(i) all claims of the Guarantors’ unsubordinated creditors that are outside the Group admitted in the liquidation, winding-up or dissolution or bankruptcy or similar proceeding;

(ii) all claims of the Guarantors’ creditors that are outside the Group in respect of liabilities that are, or are expressed to be, subordinated, whether only in the event of a winding-up or otherwise, to the claims of the Guarantors’ unsubordinated creditors but not further or otherwise except for those whose claims rank equally with or junior to the Subordinated Guarantee; and

(iii) all claims in respect of policies of insurance or reinsurance issued by Converium AG.

     By accepting the Subordinated Guarantee each Holder and the Trustee will be deemed to have waived any right of set-off, counterclaim or combination of accounts with respect to the Subordinated Guarantee (or between the obligations of the Guarantors under or in respect of the Subordinated Guarantee and any liability owed by a Holder or the Trustee to the Guarantors) that such Holder might otherwise have against the Guarantors.

     The obligations, covenants, agreements and duties of the Guarantors under this Subordinated Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

(a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Notes to be performed or observed by the Issuer;

(b) the extension of time for the payment by the Issuer of all or any portion of the Interest Payments, Redemption Price, principal or any other sums payable under the terms of the Notes or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Notes; provided that nothing in this Subordinated Guarantee shall affect or impair any valid extension;

(c) any failure, omission, delay or lack of diligence on the part of the Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Notes, or any action on the part of the Issuer granting indulgence or extension of any kind;

(d) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Issuer or any of the assets of the Issuer;

(e) any invalidity of, or defect or deficiency in, the Notes;

(f) the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

(g) any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a guarantor, it being the intent that the obligations of each of the Guarantors hereunder shall be absolute and unconditional under any and all circumstances.

     There shall be no obligation of the Holders or the Trustee to give notice to, or obtain consent of, the Guarantors with respect to the happening of any of the foregoing.

     The Guarantors waive any right or remedy to require that any action be brought first against the Issuer or any other Person or entity before proceeding directly against the Guarantors.

     The Guarantors acknowledge that their joint and several obligations hereunder are independent of the obligations of the Issuer with respect to the Notes, and that the Guarantors shall each be liable as principal and as debtor hereunder to make Guarantee Payments pursuant to the terms of this Subordinated Guarantee notwithstanding the occurrence of any event referred to in paragraphs (a) through (g) above.

     Upon making any payment pursuant this Subordinated Guarantee, the Guarantors shall be subrogated to the rights of the payee against the Issuer with respect to such payment; provided, however, that the Guarantors shall not claim or enforce any payment by way of subrogation if and as long as any amounts under or in connection with the Notes are outstanding.

     All payments in respect of the Notes and the Subordinated Guarantee will be made without deduction or withholding for, or on account of, any Relevant Tax imposed, levied, collected, withheld or assessed by or on behalf of a Relevant Taxing Jurisdiction, unless such deduction or withholding is required by law.

     If at any time a Relevant Taxing Jurisdiction requires a Guarantor to make any deduction or withholding described in the paragraph above, the Guarantor will, subject to the exceptions set out below, pay or procure the payment of such additional amounts (“Additional Amounts”) that are necessary in order that the net amounts paid to the Holders, after the deduction or withholding, shall equal the amounts which would have been payable to Holders if the deduction or withholding had not been required. However, no Additional Amounts are payable or due to a Holder (or to a third party on such Holder’s behalf) with respect to any Notes to the extent that such Additional Amounts would not have been payable but for the fact that:

(i) the Holder or the Beneficial Owner of the Notes being a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or physically present in, a Relevant Taxing Jurisdiction or otherwise having some connection with the Relevant Taxing Jurisdiction other than the Holding or beneficial ownership of Notes;

(ii) the relevant Note is presented (where presentation is required) for payment in the Relevant Taxing Jurisdiction;

(iii) the relevant Note is presented (where presentation is required) for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the Holder would have been entitled to the Additional Amounts on presenting the Note for payment at the close of that 30 day period;

(iv) the Holder or the Beneficial Owner of the Notes has failed, following a request by the Issuer, to provide information concerning the nationality, residency or identity of the Holder or the Beneficial Owner, as the case may be, or to make any declaration or other similar claim to satisfy any information requirement, which is required or imposed by a statute, regulation or administrative practice of a Relevant Taxing Jurisdiction as a precondition to exemption from all or part of the tax;

(v) the withholding or deduction is imposed on a payment to or for the benefit of an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council Meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive;

(vi) the relevant Note is presented (where presentation is required) for payment or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another paying agent in a Member State of the European Union; or

(vii) any combination of the above items.

nor shall Additional Amounts described above be paid with respect to payments on the Notes to any Holder who is a fiduciary or partnership or settlor with respect to such fiduciary or a member of such partnership other than the sole Beneficial Owner of such payment to the extent such payment would be required by the laws of any taxing jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a Beneficial Owner who would not have been entitled to such Additional Amounts, had it been the Holder.

     This Subordinated Guarantee shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, including, without limitation, the Holders and the Trustee.

     No reference herein to the Indenture and no provision of this Subordinated Guarantee or of the Indenture shall alter or impair the Subordinated Guarantee of the Guarantors, which is absolute and unconditional, independent from the due and punctual payment of the principal of and interest on the Note upon which this Subordinated Guarantee is endorsed.

     This Subordinated Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such Note shall have been manually executed by or on behalf of the Trustee under such Indenture.

     All terms used in this Subordinated Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.

     The Subordinated Guarantee shall be governed by and construed in accordance with the laws of the State of New York, except for the subordination provisions which shall be governed by the laws of Switzerland. Any claim or proceeding brought to enforce the Guarantors’ obligations herein shall be brought exclusively before a court in Switzerland or any federal or state court in the Borough of Manhattan, The City of New York.

     Executed and dated the date on the face hereof.

Converium AG	Converium Holding AG

By:	By:

Name: Title:	Name: Title: